February 14, 2020

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

       Re: CEL-SCI Corporation
           Post-Effective Amendment No. 1 to Form S-1
           Filed February 3, 2020
           File No. 333-233379

Dear Mr. Kersten:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1 filed February 3, 2020

Cover Page

1. It appears that you are registering 8,501,441 shares of common stock to be offered by selling shareholders pursuant to the registration fee table. However, the prospectus and legal opinion indicate that you are registering 2,092,441 shares of common stock to be offered by selling shareholders. Please revise as appropriate to reconcile this discrepancy.
2. Your explanatory note states that you are registering shares of common stock issuable upon the exercise of warrants, which were previously registered by means of a number of registration statements that have either expired or will expire in the near term. If you are relying on Rule 429, please revise the explanatory note to explain that you are relying on
       Rule 429 to combine prospectuses. In addition, state the number of shares that were
 Geert Kersten
CEL-SCI Corporation
February 14, 2020
Page 2
      previously registered but unsold, include all of the information that currently would be required in a prospectus relating to all offerings this registration statement covers, including the terms of the warrants issued, and identify any earlier registration statements by Commission file number. Refer to Securities Act Rule 429. Please also explain the basis for your ability to register shares on this post-effective amendment that were previously registered by means of a registration statement that has expired, and advise us supplementally in writing whether any offers or sales were made pursuant to the registration statement after such time.
Description of Common Stock, page 5

3. We note that your forum selection provision in your bylaws identifies the U.S. District
      Court for the District of Delaware as the exclusive forum for any shareholder claim against the Corporation, or any officer or director of the Corporation, including any derivative claim or claim purportedly filed on behalf of the Corporation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
      If so, please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
4. We note that you are organized in Colorado and your executive office is in Virginia. We note that your forum selection provision identifies the U.S. District Court for the District of Delaware as the exclusive forum. Please address how this provision applies to state law claims since the U.S. District Court may not have jurisdiction. Please revise to state that there is uncertainty as to whether a court would enforce such provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.



                                                             Sincerely,
FirstName LastNameGeert Kersten
                                                             Division of
Corporation Finance
Comapany NameCEL-SCI Corporation
                                                             Office of Life
Sciences
February 14, 2020 Page 2
cc:       William T. Hart, Esq.
FirstName LastName